DML SERVICES, INC.

299 CANNERY ROW, SPACE B, MONTEREY, CA 93940

March 17, 2003

Michael and Deborah Flores

1780 Grenada Street

Seaside. CA 93955

RE: DIVESTITURE AGREEMENT

This letter agreement confirms in writing the agreement between DML Services, Inc. (the "Company") and Michael Flores and Deborah Flores, its current executive officers and directors (the "Flores"). The Flores agree to resign as executive officers and directors of the Company and to retire 10,040,000 shares of their common stock of the Company into treasure in exchange for an assignment by the Company to them of all of the assets of the Company listed on its books as of March 17, 2003 and $50,000 in cash, less any payables of the company outstanding as of March 17, 2003. A list of the Company's assets is attached hereto. The Company will execute any bills of sale requested by the Flores to transfer the subject assets.

The Flores hereby release the Company for any claims, liabilities, damages or actions which the Flores might assert against the Company of whatever kind or nature arising from the beginning of time until the date hereof.

If the above and foregoing correctly recite our understandings, kindly so indicate on the lines provided below.

Agreed to:


/S/ MICHAEL FLORES                                  Date: 3-17-03
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Michael Flores



/S/ DEBORAH FLORES                                  Date: 3-17-03
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Deborah Flores